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EXHIBIT 99.E: Consent of PricewaterhouseCoopers LLP as independent accountants.



                      Consent of Independent Accountants

To the Board of Directors of
C.M. Life Insurance Company

We hereby consent to the use in this Registration Statement of C.M. Life Variable Life Separate Account on Form S-6 (File No. 333-88493) of our report, which includes explanatory paragraphs relating to the use of statutory accounting practices, which differ from generally accepted accounting principles, dated February 25, 1999 relating to the financial statements of C.M. Life Insurance Company as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, which appear in such Registration Statement. We also consent to the references to us under the caption "Experts" in this Registration Statement.


PricewaterhouseCoopers LLP

Hartford, Connecticut

January 20, 2000